UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

C-Bond Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

12508X 10 9
(CUSIP Number)

Jeff Badders, 4002 North Street, Nacogdoches, TX 75965
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	12508X 10 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jeff Badders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
132,773,522
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
132,773,522
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
132,773,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Shares”) of C-Bond Systems, Inc., a Colorado corporation (the “Issuer”), and is being filed by Jeff Badders. The principal office of the Issuer is located at 6035 South Loop East, Houston, TX 77033.

Item 2.	Identity and Background

The name of the reporting person is Jeff Badders. His business address is 4002 North Street, Nacogdoches, TX 75965, and his present principal occupation is an attorney in private practice. Mr. Badders is a citizen of the United States of America. Mr. Badders has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Mr. Badders, an accredited investor, purchased 31,538,462 Shares of the Issuer, per the terms of common stock subscription agreements during various periods from July 2019 through July 2020, as described in the Issuer’s and Mr. Badders’ filings with the United States Securities and Exchange Commission. Prior to that, Mr. Badders purchased units of C-Bond Systems, LLC when it was a privately held company. Those units were exchanged for 1,235,060 Shares of the Issuer’s Common Stock at the time of its merger with WestMountain Alternative Energy, Inc. (“WestMountain”) in April 2018. WestMountain changed its name to C-Bond Systems, Inc. in July 2018.

On August 20, 2020, Mr. Badders entered into a Subscription Agreement with the Issuer where he agreed to purchase 2,700 shares of the Company’s Series C Convertible Preferred Stock for $270,000, or $100.00 per share. On September 9, 2020, Mr. Badders entered into a Subscription Agreement with the Issuer where he agreed to purchase 3,600 shares of the Company’s Series C Convertible Preferred Stock for $360,000, or $100.00 per share. The Issuer filed the terms of the preferred stock subscription agreements on Forms 8-K filed with the SEC.

The Series C Convertible Preferred Stock converts at a price per share of Common Stock equal to the lowest daily volume weighted average price of the Common Stock during the two years preceding the date of delivery of the conversion notice. The Series C Convertible Preferred Stock has the right to vote on any matters on which the common shareholders are permitted to vote and has the equivalent of one vote per share of Common Stock that the number of shares of Series C Convertible Preferred Stock is then convertible into.

As of August 14, 2020, the Issuer had 206,250,377 shares of common stock issued and outstanding. Mr. Badders’ share ownership percentage herein assumes the full conversion of his Series C Convertible Preferred Stock into Common Stock.

Mr. Badders previously filed Schedule 13G and amendments and is now filing a Schedule 13D because his acquisitions of preferred stock as converted equate to more than 20% of the outstanding shares of the Issuer on an as-converted, diluted basis.

Item 4.	Purpose of Transaction

The information set forth in Item 3 is incorporated by reference into this Item 4. Except as set forth in this Schedule 13D, Mr. Badders does not have any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Badders beneficially owns 132,773,522 shares of the voting power of the Issuer, representing 39% of the total voting power of the Issuer, which includes 100,000,000 votes through his ownership of the Series C Convertible Preferred Stock, and 32,773,522 shares of Common Stock. As of August 14, 2020, there were 206,250,377 shares of the Issuer’s Common Stock issued and outstanding.

(b) Mr. Badders has sole voting power over 132,773,522 Shares. See Item 2 above for identity and background information regarding Mr. Badders.

(c) On August 20, 2020, Mr. Badders entered into a Subscription Agreement with the Issuer where he agreed to purchase 2,700 shares of the Company’s Series C Convertible Preferred Stock for $270,000, or $100.00 per share. On September 9, 2020, Mr. Badders entered into a Subscription Agreement with the Issuer where he agreed to purchase 3,600 shares of the Company’s Series C Convertible Preferred Stock for $360,000, or $100.00 per share.

(d) No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Badders.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described in Item 3 above, to the knowledge of Mr. Badders, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Mr. Badders and any other person, with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2020
Dated

/s/ Jeff Badders
Signature

Jeff Badders
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).